Exhibit 7

NOMINEE AGREEMENT

This NOMINEE AGREEMENT, is dated as of July 5, 2007 (this “Agreement”), by and between SCSF Equities, LLC (“SCSF”) and Freeze Operations Holding Corp. (“Freeze”).

RECITALS

WHEREAS, Friendly Ice Cream Corporation (the “Company”), Freeze and Freeze Operations, Inc. (“Merger Sub”) have entered into that certain Agreement and Plan of Merger, dated as of June 17, 2007 (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company (the “Merger”) with the Company surviving such merger as a wholly-owned subsidiary of Freeze; and

WHEREAS, in connection with the Merger, Freeze desires that SCSF acquires certain shares of common stock of the Company (the “Common Stock”) on behalf of, and as nominee for, Freeze;

NOW, THEREFORE, in consideration of the foregoing and of the mutual agreements hereinafter set forth, the parties hereto hereby agree as follows:

1. SCSF hereby agrees to acquire, on behalf of Freeze, (a) 130,214 shares of Common Stock from The Lion Fund L.P. and (b) from 106,263 shares of Common Stock from Western Sizzlin Corp. (such shares collectively the “Subject Shares”). SCSF hereby agrees to hold the Subject Shares (and all rights related to such shares) in trust and as nominee for Freeze. SCSF hereby agrees to exercise all voting rights and to take all other actions with respect to the Subject Shares in such manner as Freeze may from time to time direct.

2. Freeze hereby agrees to reimburse SCSF for all out of pocket costs and expenses incurred by SCSF in connection with this Agreement (including, without limitation, the purchase price paid by SCSF for the Subject Shares); provided that Freeze shall not be obligated to reimburse SCSF for such costs and expenses prior to the Closing Date (as defined in the Merger Agreement).

3. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement.

4. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

5. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law provisions or rule that could cause the application of the laws of any other jurisdiction.

IN WITNESS WHEREOF, the parties hereto have duly caused this Agreement to be executed by their duly authorized officers as of the date first above written.

SCSF EQUITIES, LLC

By:	/s/ Michael J. McConvery
Name:	Michael J. McConvery
Title:	Vice President

FREEZE OPERATIONS HOLDING CORP.

By:	/s/ Michael Fieldstone
Name:	Michael Fieldstone
Title:	Vice President